UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

Information to be included in statements filed pursuant to Rule 13d-1(a) and amendments thereto filed pursuant to
Rule 13d-2(a)

(Amendment No. 8 )*

Gensym Corporation

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

37425R197

(CUSIP Number)

Alexander S. Glovsky

Nutter, McClennen & Fish, LLP

World Trade Center West

155 Seaport Boulevard

Boston, MA  02210-2604

617-439-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 19, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37425R197

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ashton, Robert B.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,322,811 (1)

	8.	Shared Voting Power N/A

	9.	Sole Dispositive Power 1,322,811 (1)

	10.	Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,322,811 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.8% (2)

14.	Type of Reporting Person (See Instructions) IN

(1)           Includes 1,310,311 shares of Common Stock and options for 12,500 shares of Common Stock.

(2)           Based upon on 7,447,153 shares of Common Stock outstanding as of March 24, 2006.

Item 1.	Security and Issuer

This statement (the "Statement") relates to the common stock, par value $.01 per share (the "Common Stock"), of Gensym Corporation, a Delaware corporation (the "Issuer").  The principal executive office of the Issuer is located at 52 Second Ave., Burlington, Massachusetts 01803.

Item 2.	Identity and Background

(a)           The name of the person filing this Statement is Robert B. Ashton ("Reporting Person").

(b)           The Reporting Person's address is 6 Occom Ridge, Hanover, NH 03755.

(c)           The present principal occupation of the Reporting Person is that of private investor.

(d)           During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the past five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)            The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration
N/A

Item 4.	Purpose of Transaction

Item 4 is hereby amended to incorporate by reference the text of Exhibit A hereto, the Reporting Person’s “Open Letter to the Stockholders of Gensym Corporation” dated April 19, 2006.

Except as set forth above and in his previous filings on Schedule 13D to which this language is in addition, the Reporting Person has no current plans, proposals or arrangements which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, although the Reporting Person does not rule out the possibility of effecting or seeking to effect any such actions in the future.

Item 5.	Interest in Securities of the Issuer

(a)           The Reporting Person is the beneficial owner of 1,310,311 shares of the Issuer's Common Stock pursuant to Rule 13d-3.  Additionally, the Reporting Person has options to purchase 12,500 shares of the Issuer’s Common Stock.  Such shares constitute approximately

17.8% of the issued and outstanding shares of the Issuer's Common Stock, based upon on 7,447,153 shares of Common Stock outstanding as of March 24, 2006.

(b)           The Reporting Person is the beneficial owner of 1,310,311 shares of the Issuer's Common Stock pursuant to Rule 13d-3.  Additionally, the Reporting Person has options to purchase 12,500.  Such shares constitute approximately 17.8% of the issued and outstanding shares of the Issuer's Common Stock, based upon on 7,447,153 shares of Common Stock outstanding as of March 24, 2006. The Reporting Person possesses the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of these shares.

(c)           N/A

(d)           N/A

(e)           N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding or proxies.

Item 7.	Material to Be Filed as Exhibits
Exhibit A: Open Letter to the Stockholders of Gensym Corporation dated April 19, 2006 from Robert B. Ashton

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 04/19/2006	/s/ Robert B. Ashton
Name: Robert B. Ashton

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION--Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001). (Secs. 13(d), 13(g), 14(d), 23, 48 Stat. 894, 895, 901; sec. 8, 49 Stat. 1379; sec. 203(a), 49 Stat. 704; sec. 10, 78 Stat. 88a; Secs. 2, 3, 82 Stat. 454, 455; secs. 1, 2, 3-5, 84 Stat. 1497; sec. 18, 89 Stat. 155; secs. 202, 203, 91 Stat. 1494, 1498, 1499; 15 U.S.C. 78m(d), 78m(g), 78n(d), 78w) [44 FR 2145, Jan. 9, 1979; 44 FR 11751, Mar. 2, 1979; 44 FR 70340, Dec. 6, 1979; 47 FR 11466, Mar. 16, 1982; 61 FR 49959, Sept. 24, 1996; 62 FR 35340, July 1, 1997; 63 FR 2867, Jan. 16, 1998; 63 FR 15287, Mar. 31, 1998]

Exhibit A

April 19, 2006

Open Letter to the Stockholders of Gensym Corporation

My fellow stockholders:

As a current member of the Gensym Corporation Board of Directors and the company’s largest stockholder, I believe that there is an urgent need for the Board to reevaluate Gensym’s strategic direction and take those actions as are necessary and prudent to secure for Gensym the greatest chance at future success. I have come to the conclusion that without significant change, the existing Board and management team are likely to pursue a strategic plan that, in my judgment, could erode stockholder value greatly.

Recent Background

As previously disclosed, I have engaged in discussions with the Board concerning the 2006 annual meeting and have made specific recommendations to the Corporate Governance Committee concerning two prospective nominees for election. My goal has been to bring individuals to the Board that have the background and experience to analyze Gensym’s business prospects, its strategic position in the marketplace and the best plan to maximize stockholder value.

I have been trying to work with the Committee to seek a mutually agreeable solution to my concerns. During the course of these discussions, however, I have grown increasingly concerned with the direction of Gensym and the Board’s current vision for Gensym’s future. At this juncture, I am doubtful that we can reach agreement on a slate of candidates for election to the Board.

2006 Annual Meeting

I hereby request that the Board announce the 2006 annual meeting date as soon as possible. Upon the announcement, it is my current intention to nominate an alternate slate of candidates for election to the Board of Directors and thereafter provide to the stockholders details concerning my nominees for director and other requisite information required by law.

I would also implore the Board not to use the period prior to the annual meeting to appoint further directors or to take other action designed to disenfranchise the stockholders at this important time.

Looking to the Future

As previously disclosed in prior public filings, I have been engaged in a continuous examination of Gensym’s business prospects and strategic alternatives. In order to maximize stockholder value, I believe Gensym must abandon its failed pursuit of new projects and refocus its resources and energy on driving sales and increasing its customer base for its core products. I expect this to be a challenge for Gensym, given its financial resources and the extremely stiff competition that it meets in the marketplace. One course of action to maximize stockholder value may be through the sale of Gensym to a buyer with the resources, background and expertise to best leverage Gensym’s products and services. It is unclear, however, whether Gensym could locate an acquirer willing to give stockholders fair value for their shares on terms acceptable to the Board and the stockholders of Gensym, or at all.

Whatever the immediate course taken, I believe my nominees for director will bring to the Board the judgment, experience, energy and objectivity needed to implement and oversee a revised strategic plan for Gensym and to strengthen Gensym’s senior management team, or if the Board determines it appropriate, to oversee the strategic sale process.

The challenges facing the Gensym Board are significant. I believe that by electing individuals to the Board with proven track records in enterprise software, the stockholders will be taking the first step towards that goal.

Sincerely,

Robert B. Ashton

IMPORTANT ADDITIONAL INFORMATION:

I intend to file with the Securities and Exchange commission and furnish to Gensym’s stockholders a proxy statement in connection with the solicitation of proxies for the election of my nominees to the Board of Directors at the 2006 Gensym annual meeting of stockholders. I strongly urge investors and security holders to read the proxy statement and any other proxy solicitation materials (when they become available) because they will contain important information relating to the participants in the proxy solicitation. Such proxy statement and any other proxy solicitation materials, when filed, will be available free of charge on the SEC’s website at http://www.sec.gov. In addition, stockholders may also obtain free of charge a copy of the proxy statement, when filed, and any other proxy solicitation materials by contacting me by phone at 603-643-1225, by email at info@gensymproxy.com, or by regular mail at 6 Occom Ridge, Hanover, NH 03755.

This communication may be deemed to be solicitation material in respect of my ultimate nominees for director, and I may be deemed to be a participant in the solicitation of proxies in respect of such nominations. I am currently the beneficial owner of 1,310,311 shares of Gensym’s common stock, or 17.8% of the total shares of common stock outstanding as of March 24, 2006. At such time as I nominate individuals to serve as director, such nominees will be deemed participants in the solicitation of proxies in respect of their nominations.

Information concerning any direct or indirect interest of mine in my nominations for director of Gensym, including further information concerning my beneficial ownership of Gensym common stock, may be found in my Schedule 13D/A filed with the SEC on April 19, 2006, as the same may be amended from time to time. In addition, this information, along with information concerning any direct or indirect interest of my nominees for director, will be contained in the proxy statement and other solicitation material that I intend to file with the SEC under Schedule 14A. My Schedule 13D/A is available, and as noted above my proxy statement and other soliciting material when filed will be available, for free both on the SEC’s website (http://www.sec.gov) or by contacting me by phone at 603-643-1225, by email at info@gensymproxy.com, or by regular mail at 6 Occom Ridge, Hanover, NH 03755.

This letter contains forward-looking statements. These forward-looking statements are found in various places throughout this letter and include, without limitation, statements regarding the potential benefits of a change in strategic direction of Gensym following the election of my nominees for director of Gensym. While these forward-looking statements represent my judgments and future expectations concerning the development of Gensym’s business, a number of risks, uncertainties, and other important factors could cause actual developments and results to differ materially from my expectations. There can be no assurance that I or my nominees for director will be able to solve the strategic problems facing Gensym or that other factors will not intervene to prevent us from doing so.